FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated March 22, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CONVENING NOTICE

ORDINARY AND EXTRAORDINARY GENERAL MEETING

The shareholders of BRF – Brasil Foods S.A. are invited to meet in an Ordinary and Extraordinary General Meeting to be held on April 24, 2012, at 5 p.m. at the Company’s registered offices at Rua Jorge Tzachel, 475, in the city of Itajaí, state of Santa Catarina, to deliberate on the following day’s agenda:

ORDINARY GENERAL MEETING

  To examine  and vote the Management Report, Financial Statements and other documents relative to the fiscal year ending December 31, 2011, and to deliberate on the allocation of the result;

  To ratify the distribution of shareholders remuneration as decided by the Board of Directors;

  To elect the Fiscal Council / Audit Committee;

  Ratify the election of an alternate member of the Board of Directors.

EXTRAORDINARY GENERAL MEETING

  To  establish the annual and aggregate compensation for members of management and the Fiscal Council;

  Proposed Reform of the bylaws, articles of the following amendment to the present Bylaws:  1º; 3º - incise 1; 5º and paragraph 2º and 3º; 9º; 11; 12 and paragraph 1º to 5º and insertion of subparagraph 6º; 13 and insertion of paragraph; 14 and item 4; 15 – paragraphs 2º and 5º; 16 and paragraphs 1º, 3º; 4º; 5º, 6º and insertion of 7º; 17 – insertion of new paragraphs 2º and 4º; 18 – Items 4,6,7,8,12, 16,17 and insertion of new items 9 and 22; 19 – Items 4º to 9º; 20º - paragraphs 1º to 4º;  22 – relocated; 24 and inclusion of paragraphs 1º and 2º;  25 – inclusion of new paragraph 3º; 26 and paragraph 1º; 26 ; 27; elimination of 29; 33 – inclusion of 2º; 34; 35; insertion of new 35; 36; 37 – paragraph 1º, 2º, 3º, 7º and 10º and elimination of 13º; 38 – insertion of paragraph 1º and 2º; 38 – insertion of paragraph 1º; 39 ; 40 – paragraph 1º and 2º; 42 – insertion of paragraphs 1º and 2º; 43 and paragraph 1º; 44 – unique paragraph; 46; 47;  removal of 50 and 51, as well as its paragraphs as proposed statutory amendment annexed;

  Extend the Compensation Plan based on Actions and Regulation of the options to another levels of executives of BRF - Brazil Foods SA; without additional dilution.

Pursuant to Article 13 of the Bylaws, the shareholders intending to be represented by an attorney-in-fact should submit the respective power of attorney by April 20, 2012, the date which precedes by at least the minimum of 5 (five) working days the date on which the Ordinary and Extraordinary General Meeting is to be held, to Rua Hungria, 1400 – 5th floor, Jardim Europa, CEP 01455-000, São Paulo-SP, Investor Relations area.

On the date of the Ordinary and Extraordinary General Meeting and as a condition for access  to the event, shareholders participants in the fungible share depository service shall present a statement issued by the institution responsible for custody, including the respective shareholding participation.

The Company’s shareholders interested in accessing the information or  clarifying doubts with respect to the aforementioned proposals should contact the Investor Relations area of the Company by calling +55 (11) 2322-5061/5050/5048/5049/5051/5052/5037 or via e-mail: acoes@brasilfoods.com. All documents pertinent to this Meeting are available to the shareholders in the site: www.brasilfoods.com/ir, as well as the system of powers of attorney permitting shareholder participation. In addition, the Meeting will be transmitted via video link to the office in São Paulo, situated at Rua Hungria, 1400 – 5th floor, Jardim Europa, for those shareholders preferring to participate in this manner.

São Paulo (SP), March 22, 2011.

Nildemar Secches

          Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   March 22, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director